Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Broadcom Corporation

Commission File No.: 000-23993

Subject Company: Broadcom Corporation

The following is the text of a “Frequently Asked Questions” communication made available to the employees of Broadcom Corporation on July 30, 2015.

Additional Equity FAQ for Broadcom/Avago Transaction

July 30, 2015

On July 29, 2015 a joint preliminary proxy statement/prospectus regarding Avago’s proposed acquisition of Broadcom was filed with the SEC and is available at: http://www.sec.gov/Archives/edgar/data/1649338/000119312515268522/d949371ds4.htm , such document referred to as the “joint preliminary proxy statement/prospectus.” The joint preliminary proxy statement/prospectus includes a range of answers to recently submitted employee questions. Please see the below current questions and answers or references to page numbers of answers included in the joint preliminary proxy statement/prospectus.

1.	Q: The FAQ does not explain how current holdings of Broadcom shares are valued. I assume that they will convert to Avago shares at the closing date price. Please confirm.

A: Please see “What will Broadcom shareholders receive in the Broadcom Merger?” and “How does the proration work?” on page 4 of the joint preliminary proxy statement/prospectus.

2.	Q: Is the $54.50 offer price fixed as of when the deal closes, or will it be based on the current trading price of AVGO on that day? For example, if the stock market has a major sell off, will we no longer receive $54.50 for our BRCM shares?

A: As with the answer in #1 above, please see “What will Broadcom shareholders receive in the Broadcom Merger?” and “How does the proration work?” on page 4 of the joint preliminary proxy statement/prospectus.

3.	Q: Will vested RSU shares held by employees at deal closing be treated as ordinary shares like any investor, or will employees holding shares be required to cash them out? If the latter, under what terms will vested RSU shares be valued when converted to cash (or if applicable HoldCo shares or a combination)?

A: Generally all RSUs are unvested. For an explanation of treatment of unvested RSUs, please see “What will happen to unvested Broadcom equity awards in the merger?” on page 11 of the joint preliminary proxy statement/prospectus.

Shares you have previously received from the vesting of RSUs generally will be treated like any other Broadcom shares. Please see “What will Broadcom shareholders receive in the Broadcom Merger?” and “How does the proration work?” on page 4 of the joint preliminary proxy statement/prospectus.

4.	Q: What will happen to existing ESPP shares after the close?

A: Shares you have previously received from the ESPP generally will be treated like any other Broadcom shares. Please see “What will Broadcom shareholders receive in the Broadcom Merger?” and “How does the proration work?” on page 4 of the joint preliminary proxy statement/prospectus. Please also see Question/Answer 5 below.

5.	Q: How will my ESPP shares be calculated at close?

A: Broadcom’s ESPP program will terminate effective as of immediately prior to the closing date. Prior to the termination of the Broadcom ESPP, all payroll deductions for the then-ongoing offering period will automatically be applied to the purchase of Broadcom Common Shares immediately prior to the closing date. The purchase price for these shares will be equal to eighty-five percent (85%) of the lower of (i) the fair market value of Broadcom Common Shares on your applicable entry date into the offering period or (ii) the fair market value of Broadcom Common Shares immediately prior to the closing date.

Since the final purchase date for the ESPP will occur after the “Election Deadline” (which is 5:00 p.m. New York City time on the date five business days prior to Avago’s good faith estimate of the effective time of the Broadcom Merger, or such other date as may be mutually agreed to by Avago and Broadcom), the Broadcom Common Shares issued as a result of such ESPP purchase date will be treated as non-electing shares and the holders of such shares will receive $54.50 in cash per Broadcom Common Share, subject to proration in accordance with the Merger Agreement.

6.	Q: What will happen to shares I receive as a result of exercising my vested options?

A: Shares you have previously received from the exercise of your vested options generally will be treated like any other Broadcom shares. Please see “What will Broadcom shareholders receive in the Broadcom Merger?” and “How does the proration work?” on page 4 of the joint preliminary proxy statement/prospectus.

However, if the date you exercise any of your options is after the Election Deadline, any Broadcom Common Shares issued after the Election Deadline will be treated as non-electing shares and will receive $54.50 in cash per Broadcom Common Share, subject to proration in accordance with the Merger Agreement.

7.	Q: I see that vested stock options will be cashed out at closing. Why is there not an option to convert to the new stock?

A: Broadcom’s Stock Incentive Plan provides that in the event of a change in control, outstanding stock options may be assumed but to the extent not assumed they will terminate and cease to be outstanding. The Stock Incentive Plan does not mandate assumption of any awards, and the option award agreements incorporate the terms of the plan and expressly state the award is granted pursuant to the plan and is limited by and subject to all the terms of the plan.

8.	Q: Can you explain how the cash out of my vested stock option works?

A: Please see “What will happen to vested Broadcom equity awards in the merger?” on page 11 of the joint preliminary proxy statement/prospectus.

9.	Q: How is the “Avago Measurement Price” calculated?

A: Please see “What will happen to unvested Broadcom equity awards in the merger?” on page 11 of the joint preliminary proxy statement/prospectus.

10.	Q: As we understand from prior FAQs, Broadcom’s unvested RSUs will be converted into RSUs of Pavonia Limited post acquisition. This is confusing as Pavonia Limited is not listed on NASDAQ. Will Pavonia Limited be listed as of the closing date? How will we sell shares of Pavonia Limited that we receive as a result of the vesting of our RSUs?

A: It is a condition to the closing of the transaction that Pavonia ordinary shares be listed on the Nasdaq Global Select Market. Pavonia will be renamed “Broadcom Limited” promptly after the closing and the parties intend that the ticker for Broadcom Limited will be “BRCM”.

11.	Q: When will we learn more about Avago’s employee benefit plans including areas such as vacation and healthcare?

A: Unfortunately, this level of information is not yet available.

12.	Q: Are there plans for any welcome/joining stock/top ups like some others have offered when an M&A happens? For some employees with limited/no unvested stock the benefits of a stock increase is not something they would benefit from.

A: Unfortunately, this level of information is not yet available.

13.	Q: Is the receipt of cash and/or new company stock a taxable event?

A: Please see “What are the U.S. federal income tax consequences of the Transactions to U.S. Holders of Broadcom Common Shares?” on page 6 of the joint preliminary proxy statement/prospectus.

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Broadcom’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom and Avago, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed transaction and the expected date of closing of the transaction. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Neither Broadcom nor Avago undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom’s overall business, including those more fully described in Broadcom’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 2, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Broadcom and Avago for their consideration. On July 29, 2015, Pavonia Limited (“Holdco”) and Safari Cayman L.P. (“Holdco LP”) filed with the SEC a Registration Statement on Form S-4 which includes the preliminary joint proxy statement of Avago and Broadcom and also constitutes a prospectus of Holdco and Holdco LP. Each of Broadcom and Avago will provide the joint proxy statement/prospectus to their respective shareholders. These materials are not yet final and will be amended. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom and Avago has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BROADCOM AND AVAGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or Holdco LP).

Participants in the Solicitation

Broadcom, Avago, Holdco and Holdco LP and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Broadcom and Avago shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Broadcom and Avago shareholders in connection with the proposed transaction are set forth in the above-referenced joint proxy statement/prospectus. You can find more detailed information about Broadcom’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find more detailed information about Avago’s executive officers and directors in its definitive proxy statement filed with the SEC on February 20, 2015. Additional information about Broadcom’s executive officers and directors and Avago’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4.